

December 13, 2022

Hai Tran
Chief Financial Officer
CSG Systems International, Inc.
6175 S. Willow Drive, 10th Floor
Greenwood Village, Colorado 80111

> **Re: CSG Systems International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **File No. 000-27512**

Dear Hai Tran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Note 2. Summary of Significant Accounting Policies
Reclassifications, page 49

1. We note you determined that the settlement and merchant reserve assets consist of restricted cash. Please disclose the nature of the restrictions applicable to the settlement and merchant reserve assets. Refer to ASC 230-10-50-7 and Rule 5-02(1) of Regulation S-X.

2. Please explain the changes in the facts and circumstances beginning with the second quarter of 2021 that led you to determine the settlement and merchant reserve assets are restricted. Clarify for us the nature of the cash flow activity in settlement and merchant reserve liabilities that allowed you to reclassify the changes in settlement and merchant reserve liabilities from cash flows from operating activities to cash flows from financing activities. In light of the presentation changes and reclassifications tell us how you

considered the accounting and disclosure guidance in ASC 250.

<u>Settlement and Merchant Reserve Assets and Liabilities, page 55</u>

3.   We note that your payments services requires you to hold your customer's cash in trust, indicating the fiduciary nature of the settlement and merchant reserve activity. Please tell us and disclose the following regarding your payments services resulting in settlement and merchant reserve assets and liabilities recorded by the company:
   - Clarify the nature, terms and features of any agreements that control the custody and use of funds received for customers. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.
   - Clarify the terms and conditions associated with your customer fund obligations. Your response should address how this is an obligation of the company versus an obligation of your customers. Explain the impact to the company in the event you fail to perform.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology